Exhibit 99.4

Appendix 3Z

Final Director’s Interest Notice

Rule 3.19A.3

Appendix 3Z

Final Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity James Hardie Industries plc
ARBN 097 829 895 Incorporated in Ireland. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Mr David DILGER
Date of last notice	21 September 2009
Date that director ceased to be director	12 August 2013

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities 25,000 ordinary shares/CUFS registered in the name of the David Dilger Approved Retirement Fund.

James Hardie Industries plc
+ See chapter 19 for defined terms.	Appendix 3Z – Page 1

Appendix 3Z

Final Director’s Interest Notice

Part 2 –	Director’s relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Not applicable

Part 3 – Director’s interests in contracts

Detail of contract	Not applicable
Nature of interest	Nil
Name of registered holder (if issued securities)	Not applicable
No. and class of securities to which interest relates	Nil

James Hardie Industries plc
+ See chapter 19 for defined terms.	Appendix 3Z – Page 2